CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a) Name, Address, Occupation:
David Morgan
Knight Piesold Pty Ltd, Level 1, 184 Adelaide Terrace, East Perth, Western Australia, Australia
Managing Director

b) Title and Effective Date of Technical Report:
Definitive Project Plan for Phase 1 of the Asanko Gold Mine with an effective date of 13 November 2014, as amended and restated effective January 26, 2015

c) Qualifications:
I am a graduate of University of Manchester, (B.Sc. Civil Engineering, 1980), and the University of Southampton (MSc. Irrigation Engineering 1981). I am a memberin good standing of the Australasian Institute of Mining and Metallurgy (Australasia 202216) and a Chartered Professional Engineer and member of the Institution of Engineers Australia (Australia, 974219)
My relevant experience includes Project Director – Akyem Gold Mine, Project Director – Geita Gold Mine, Project Director – Ahafo Gold Mine.
By reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.

d) Site Inspection:
I have visited the Project site.

e) Responsibilities:
I am responsible for: Sections 1.13, Section 18.8, Section 18.9, Section 18.10, Section 18.12

f) Independence:
I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

g) Prior Involvement:
I have had no prior involvement with this project

h) Compliance with NI 43-101:
I have read National Instrument 43-101 and Form 43-101F1 and the above subsections of the Technical Report, for which I am responsible, have been prepared in compliance with same.

i) Disclosure:
As of the amended effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 26 January 2015

/s/ David Morgan

David Morgan
Managing Director